SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

09 June 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 09 June 2011
                re:  'Director/PDMR Shareholding'

9 June 2011

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE GROUP OF 10P EACH ("SHARES")

The Group announced on 30 March 2011 that part of the deferred bonus awards for 2010 granted under the Lloyds Banking Group Deferred Bonus Plan 2008 to non-board members of the Group Executive Committee would vest in June 2011 and be released in Shares.

In this respect, the Group announces that on 8 June 2011 after the settlement of income tax and national insurance contributions, the non-board members of the Group Executive Committee listed in the table below received the number of Shares as set out by their name. The Shares were acquired for nil consideration.

Name	Shares
M Fisher	236,262
A Risley	126,356
J Colombás	159,061
A Lorenzo	116,942

The Group further announces that on 8 June 2011 after the settlement of income tax and national insurance contributions, Ms A Risley received 69,682 Shares and Mr T J W Tookey received 57,810 Shares in respect of their deferred bonus awards for 2008 granted under the Lloyds Banking Group Deferred Bonus Plan 2008. The Shares were acquired for nil consideration.

On 8 June 2011 Mr M Fisher and Mr T J W Tookey sold respectively 531,029 and 57,810 Shares at 48.4342 pence per Share.

This announcement is made pursuant to Disclosure Rule 3.1.4 and relates to transactions notified to Lloyds Banking Group plc on 8 June 2011 by the Group's registrar, which handles administrative arrangements relating to the Lloyds Banking Group Deferred Bonus Plan 2008. The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

For further information:

Press Office
Sarah Swailes, Group Media Relations                          +44 (0)20 7661 4639
Email: sarah.swailes@lloydstsb.co.uk

Investor Relations
Kate O'Neill                                                                        +44 (0)20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date:   09 June, 2011